SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 6 - K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the date of April 5, 2005


                                YELL FINANCE B.V.
                 (Translation of Registrant's Name Into English)

          Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X    Form 40-F
                                         ---              ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)


                              Yes             No   X
                                   ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -______ .

                                EXPLANATORY NOTE

On April 5, 2005, Yell Group plc, the parent of the registrant, issued a press release regarding an announcement by the Office of Fair Trading that it would refer the "Supply of Classified Directory Advertising Services" to the Competition Commission for investigation.









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
                                  EXHIBIT INDEX

Exhibit no.         Description
-----------         -----------

  99.1 Press release dated April 5, 2005, regarding an announcement by the Office of Fair Trading that it would refer the "Supply of Classified Directory Advertising Services" to the Competition Commission for investigation










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
                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2005


                                     YELL FINANCE B.V.
                                     (Registrant)


                                     By: /s/ Howard Rubenstein
                                         ---------------------------------------
                                         Name:  Howard Rubenstein
                                         Title: General Counsel









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